SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)


                                Bexil Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  088 57 7 101
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                            Attn: John F. Ramirez
                                 1-212-363-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 December 23, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                                         0

--------------------------------------------------------------------------------

8    Shared Voting Power                                          222,644 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                                    0

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     222,644 Shares


--------------------------------------------------------------------------------

11   Aggregate Amount  Beneficially  Owned by Each Reporting Person
                                                                  222,644 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   25.31%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 BD

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                     Winmill & Co. Incorporated / 13-1897916

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                                         0

--------------------------------------------------------------------------------

8    Shared Voting Power                                          222,644 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                                    0

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     222,644 Shares


--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  222,644 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   25.31%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 HC

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                         53,801.893 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                          222,644 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                    53,801.893 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     222,644 Shares

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              276,445.954 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   29.86%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

ITEM 1                  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock of Bexil Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


ITEM 2.                 IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc.("ISC") (a Delaware corporation), a registered broker/dealer, Winmill & Co. Incorporated ("WCI")(a Delaware corporation), a publicly owned company whose securities are traded in the over-the-counter market, and Bassett S. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

     (d)  None

     (e)  None

     (f) ISC and WCI are Delaware corporations. Bassett S. Winmill is a citizen of the U.S.A.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ISC and WCI used working capital. Bassett S. Winmill used personal funds.

ITEM 4.                 PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares for investment purposes.

     Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER

(A) As of October 3, 2005, the Reporting Persons believe the Issuer has 879,591 shares of Common Stock outstanding. ISC and WCI are the beneficial owners of 222,644 shares of Common Stock, which constitute approximately 25.31% of the outstanding shares of Common Stock. Bassett S. Winmill may be deemed to be beneficial owner of 276,445.954 shares of Common Stock, including options exercisable currently and within 60 days to purchase 46,107 shares, which constitute approximately 29.86% of the outstanding shares of Common Stock assuming the exercise of all such options. ISC and WCI disclaim beneficial ownership of shares held by Bassett S. Winmill. Bassett S. Winmill disclaims beneficial ownership of 222,644 shares held by ISC, WCI, and 1,698.920 shares held by his spouse.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) During the last sixty days, the following transactions were effected in the common stock of the Issuer:

     N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ISC is a wholly owned subsidiary of WCI. WCI is a New York based manager of investment companies. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC.

     Bassett S. Winmill, a Reporting Person and who may be deemed a controlling person of WCI and ISC, is chairman of the board of directors of the Issuer.

     See Exhibit A for further information.

     Article XIV of the Issuer's charter provides that the name Bexil included in the name of the Issuer shall be used pursuant to a royalty-free nonexclusive license from WCI or a subsidiary of WCI. The license may be withdrawn by WCI or its subsidiary at any time in their sole discretion, in which case the Issuer shall have no further right to use the name Bexil in its corporate name or otherwise and the Issuer, the holders of its capital stock and its officers and directors, shall promptly take whatever action may be necessary to change its name accordingly.

     As of Decemeber 23, 2005, Bassett S. Winmill and ISC entered into the Voting Agreement. See Exhibit B.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A:              Certain information concerning the Issuer's and ISC's
                           directors and executive officers.


   Exhibit B:              Voting  Agreement,  dated as of  December  23,  2005
                           among York Insurance Holdings, Inc. and certain stockholders of Bexil Corporation.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2005

                                                INVESTOR SERVICE CENTER, INC.

                                                By: /s/ Thomas B. Winmill
                                                Name: Thomas B.Winmill
                                                Title: President


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2005

                                                WINMILL & CO. INCORPORATED

                                                By: /s/ Thomas B. Winmill
                                                Name: Thomas B. Winmill
                                                Title: President


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2005

                                                By: /s/ Thomas B. Winmill on
                                                    behalf of Bassett S. Winmill
                                                    by Power of Attorney signed
                                                    12/11/01
                                                Name: Thomas B. Winmill
                                                Title: President

                                    EXHIBIT A


     The following information is taken from the Issuer's proxy statement dated October 5, 2005, and is as of such date or, if so noted, as of October 3, 2005 (the "Record Date").

         The table below sets forth certain information regarding the other Directors currently serving on the Board of Directors of the Company. Unless otherwise noted, the address of record for the Directors is 11 Hanover Square, New York, New York 10005.

                                                                                                  Other Public Company
Name, Principal Occupation, Business Experience for Past Five Years,                                 Directorships
Address, and Age                                                          Director Since            Held by Director
------------------------------------------------------------------------ ----------------- -----------------------------------
Non-interested Director:
Class I:
EDWARD G. WEBB,  JR. - Mr.  Webb has been an Equity  Portfolio  Manager        2004                        -
for Advanced Asset  Management  Advisors,  Inc. since October 2002. Mr.
Webb was  President of Webb  Associates,  Ltd.  from 1996 to 2004.  Mr.
Webb was born on March 31, 1939.

Interested Director:
Class I:
THOMAS  B.  WINMILL  - Mr.  Winmill  has  served  as  President,  Chief        1996         Foxby Corp., Global Income Fund,
Executive  Officer and General Counsel of the Company since 1999 and in                      Inc., Midas Fund, Inc., Midas
other  capacities  since 1996 and as Vice  Chairman  of York  Insurance                     Special Equities Fund, Inc., and
Services  Group,  Inc.  ("York")  since 2002.  Since 1999,  he has also                       Midas Dollar Reserves, Inc.
served as a director,  President,  Chief Executive  Officer and General
Counsel of Winmill & Co. Incorporated  ("WCI"), its affiliates,  and of the  investment  companies  managed by its  subsidiaries,  Foxby Corp.,
Global Income Fund,  Inc.,  Midas Fund,  Inc.,  Midas Special  Equities
Fund,  Inc., and Midas Dollar  Reserves,  Inc. and in other  capacities since 1988.  Mr.  Winmill  has also served as General  Counsel of Tuxis
Corporation  since 2002 and in other capacities since 1988. Mr. Winmill is a member of the New York  State Bar and the SEC Rules  Committee  of
the  Investment  Company  Institute.  Mr.  Winmill was born on June 25,
1959.


Non-interested Directors:
Class II:
DOUGLAS  WU - Since  1998,  Mr.  Wu has  been a  Principal  of  Maxwell        1997                        -
Partners,  prior to which,  he was a Managing  Director  of  Rothschild
Emerging  Markets/Croesus  Capital  Management.   Mr.  Wu  has  been  a
director of York since 2002. Mr. Wu was born on July 31, 1960.

Class III:
CHARLES A.  CARROLL - From 1989 to the  present,  Mr.  Carroll has been        2004                        -
affiliated with Kalin  Associates,  Inc., a member firm of the New York
Stock Exchange. Mr. Carroll was born on December 18, 1930.

Interested Director:
Class III:
BASSETT  S.  WINMILL  - Mr.  Winmill  is  Chairman  of the Board of the        1996           Tuxis Corporation and Global
Company since 1996,  as well as Tuxis  Corporation  since 1983,  Global                            Income Fund, Inc.
Income Fund,  Inc.  since 1996,  and WCI and certain of its  affiliates since  1974.  Mr.  Winmill  is a  member  of the New  York  Society  of
Security  Analysts,  the  Association  for  Investment  Management  and
Research,  and the  International  Society of Financial  Analysts.  Mr.
Winmill was born on February 10, 1930.

         Bassett S. Winmill, Chairman of the Board of the Company, is the father of Thomas B. Winmill, the President, Chief Executive Officer, and General
Counsel of the Company.

                      COMMITTEES OF THE BOARD OF DIRECTORS

Governance, Compensation and Nominating Committee

     The Governance, Compensation and Nominating Committee consists of Edward G. Webb, Jr., Charles A. Carroll, and Douglas Wu, all of whom are independent directors in accordance with the American Stock Exchange director independence standards.

Audit Committee and Audit Committee Report

     The Company has an Audit Committee currently comprised of Edward G. Webb, Jr., Charles A. Carroll, and Douglas Wu.

Executive Committee

         The Company has an Executive Committee comprised of Thomas B. Winmill, the function of which is to exercise the powers of the Board of Directors between meetings of the Board to the extent permitted by law to be delegated and not delegated by the Board to any other committee.

                  STOCK OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

         The following table sets forth information regarding the direct beneficial ownership of Company common stock as of October 3, 2005 by (i) each director and executive officer and (ii) all directors and executive officers as a group.

Name of Director, Nominee or Officer                Number of Shares (Note)                  Percent of Outstanding Shares
------------------------------------------------------------------------------------      -----------------------------------
Non-interested Nominee:
Edward G. Webb, Jr.                                         1,500   (1)                                     *

Non-interested Directors:
Charles A. Carroll                                          3,200   (1)                                     *
Douglas Wu                                                  2,000   (2)                                     *

Interested Directors:
Bassett S. Winmill                                        276,292 (3,4)                                    31.41%
Thomas B. Winmill                                          91,412   (3)                                    10.39%





Officers:
Thomas O'Malley                                                 0                                           *
John F. Ramirez                                                 0                                           *
William G. Vohrer                                           4,000  (5)                                      *
                                             ---------------------------------------       -----------------------------------


Total shares held by  directors
and officers as a group                                    377,904                                        42.96%
                                             =======================================       ===================================

1. This amount includes 0 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

2. This amount includes 2,000 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

3. This amount includes 46,107 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

4. Bassett S. Winmill has indirect beneficial ownership of 222,644 of these shares, as a result of his status as a controlling person of WCI and Investor Service Center, Inc., the direct beneficial owner. Mr. Winmill disclaims beneficial ownership of the shares held by Investor Service Center, Inc. Bassett
S. Winmill is Thomas B. Winmill's father.

5. This amount includes 4,000 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

* Less than 1% of the outstanding shares.

         Based on filings with the Securities and Exchange Commission, the following stockholders beneficially owned 5% or more of the outstanding shares of Company common stock as of the Record Date:

                                                                          Approximate Percentage of the
Name and Address                                  Common Stock         Company's Total Outstanding Shares
-------------------------------------------- ------------------------ --------------------------------------
Fondren Management LP(1)                          46,400 shares                       5.3%
1177 West Loop South, Suite 1625
Houston, Texas 77027

Thomas B. Winmill*                                91,412 shares                      10.84%
11 Hanover Square
New York, New York 10005

Investor Service Center, Inc.                    222,644 shares                      25.31%
11 Hanover Square
New York, New York 10005

Winmill & Co. Incorporated **                    222,644 shares                      25.31%
11 Hanover Square
New York, New York 10005

Bassett S. Winmill***                            266,292 shares                      30.27%
11 Hanover Square
New York, New York 10005

--------------------------------------------------------------------------
(1) According to a Schedule 13G filed September 23, 2005.

* Thomas B. Winmill has indirect beneficial ownership of 26,712 of these shares held by his spouse and sons. Mr. Winmill disclaims ownership of the shares held by his spouse and sons. Include 46,107 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

** Winmill & Co. Incorporated has indirect beneficial ownership of these shares, as a result of its status as a controlling person of Investor Service Center, Inc., the direct beneficial owner.

*** Bassett S. Winmill has indirect beneficial ownership of 222,644 of these shares, as a result of his status as a controlling person of Winmill & Co. Incorporated and Investor Service Center, Inc., the direct beneficial owner. Mr. Winmill disclaims beneficial ownership of the shares held by Investor Service Center, Inc. Include 46,107 shares with respect to which such person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, including the right to acquire within sixty days, from options, warrants, rights, conversion privilege or similar obligations.

                                   EXHIBIT B

                                VOTING AGREEMENT

                                     by and

                                      among

               THE STOCKHOLDERS OF BEXIL CORPORATION NAMED HEREIN,

                                       and

                          YORK INSURANCE HOLDINGS, INC.

                          DATED AS OF DECEMBER 23, 2005

                                VOTING AGREEMENT

VOTING AGREEMENT, dated as of December 23, 2005 (the "Agreement"), by and among YORK INSURANCE HOLDINGS, INC., a Delaware corporation ("Buyer") and certain of the stockholders ("Stockholders") of BEXIL CORPORATION, a Maryland corporation ("Bexil").

WHEREAS, in connection with the execution of this Agreement, Bexil and Buyer entered into a Stock Purchase Agreement (the "Purchase Agreement") (capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement);

WHEREAS, as of the date hereof, each Stockholder beneficially owns (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act")) the number of shares of common stock of Bexil set forth opposite such Stockholder's name on Schedule I hereto (such shares of common stock, together with any other shares of stock of Bexil, the voting power over which is acquired by such Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, the "Subject Shares"); and

WHEREAS, as a condition to their willingness to enter into the Purchase Agreement, the Company and Buyer have required that the Stockholders enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound, the parties agree as follows:

                                    ARTICLE I

                           VOTING AND CONSENT MATTERS

Section 1.1 Agreement to Vote and Execute Consents. Each Stockholder hereby agrees that, from and after the date hereof until the termination of this Agreement, at any duly called meeting of the stockholders of Bexil, and in any action by written consent of the stockholders of Bexil, such Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause the Subject Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote or consent (or cause to be voted or consented), in person or by proxy, all the Subject Shares (a) in favor of approval of the Purchase Agreement and the Bexil Sale and each of the other transactions and other matters specifically contemplated by the Purchase Agreement, (b) against any action or agreement submitted for approval of the stockholders of Bexil that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Bexil or any Bexil Subsidiary under the Purchase Agreement and (c) except as otherwise agreed in writing by Buyer, against any action, agreement, transaction or proposal submitted for approval of the stockholders of Bexil that would reasonably be expected to result in any of the conditions to Bexil's obligations under the Purchase Agreement not being fulfilled or that is intended, or would reasonably be expected to, prevent, impede, interfere with, delay or adversely affect the transactions contemplated by the Purchase Agreement. Any vote by such Stockholder that is not in accordance with this Section 1.1 shall be considered null and void. Such Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination of this Agreement to vote or give instructions in a manner inconsistent with clauses
(a), (b) or (c) of this Section 1.1.

                                   ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each of the Stockholders hereby severally represents and warrants to Buyer as follows with respect to itself only:

Section 2.1 Existence; Authorization. Each Stockholder that is an entity is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization or formation and each Stockholder has all requisite power, capacity and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights, and to general equitable principles.

Section 2.2 No Conflict; Required Filings and Consents.

(b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate the certificate of incorporation, bylaws or other organizational documents, if any, as the case may be, of such Stockholder, (ii) conflict with or violate any applicable Law by which any property or asset of such Stockholder is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any Subject Shares (other than pursuant to this Agreement) pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation of such Stockholder (including any trust agreement, voting agreement, stockholders agreement or voting trust).

(b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of such Stockholder to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

Section 2.3 Ownership of Shares. Such Stockholder is the record or beneficial owner of, and has good title to, the Subject Shares set forth opposite its name on Schedule I. Such Stockholder, together with its affiliates, has sole voting power, and sole power of disposition, with respect to all of its Subject Shares. The Subject Shares are all the securities of the Company owned, either of record or beneficially, by such Stockholder as of the date hereof. The Subject Shares owned by such Stockholder are free and clear of all Encumbrances, other than any Encumbrances created by this Agreement. The Stockholder has not appointed or granted any proxy inconsistent with this Agreement, which appointment or grant is still effective, with respect to the Subject Shares.

                                   ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to each Stockholder as follows:

Section 3.1 Corporate Authorization. Buyer is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to enter into and perform all of its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery, and performance of this Agreement by Buyer, the performance of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and, assuming due execution and delivery by each of the other parties hereto, constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights, and to general equitable principles.

Section 3.2 No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby nor compliance by Buyer with any of the provisions hereof shall (a) conflict with or result in any breach of Buyer's certificate of incorporation or bylaws or (b) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation of Buyer. Other than filings required under the Exchange Act, the execution and delivery of this Agreement by Buyer and the performance of this Agreement by Buyer do not require any filing with, permit, authorization, notification, consent or approval of, any Governmental Entity.

                                   ARTICLE IV

                          COVENANTS OF THE STOCKHOLDERS

Each Stockholder severally, but not jointly and severally, hereby covenants and agrees as follows with respect to itself only:

Section 4.1 Restriction on Transfer of Shares. Each Stockholder agrees that until termination of this Agreement, such Stockholder shall not, directly or indirectly through another Person, (i) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) or enter into any contract, option, derivative, hedging or other arrangement or understanding (including any profit-sharing arrangement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, except in each case for the conversion or exchange of shares of common stock in accordance with Section 4.2, (any of the foregoing, a "Transfer"), any or all of the Subject Shares or any interest therein, except to any Affiliate of such Stockholder who agrees in writing to be bound by the terms of this Agreement or Transfers which occur by merger or otherwise, operation of Law or with Buyer's prior written consent,
(ii) grant any proxies or powers of attorney, deposit any of the Subject Shares into a voting trust or enter into any other voting arrangement or permit to exist any Encumbrance of any nature whatsoever with respect to the Subject Shares (other than any Encumbrances created by or arising under this Agreement or existing by operation of Law) or (iii) commit or agree to take any of the foregoing actions.

Section 4.2 No Solicitation. Subject to Section 4.3, each Stockholder agrees that, until the termination of this Agreement, such Stockholder shall not, and shall cause its Representatives not to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or disclose or provide any non-public information or data relating to the Company, the Company's Subsidiaries or Bexil to, or otherwise afford access to the properties, books or records of Bexil or the Bexil Subsidiaries to, any third party or any Representatives thereof with respect to any Takeover Proposal; provided, however, that nothing herein shall prevent any Stockholder or any of its Representatives from acting in his or her capacity as a director of Bexil. Each Stockholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated any and all existing discussions, conversations, negotiations and other communications with any Person other than Buyer and its Representatives conducted heretofore with respect to, or that could reasonably be expected to lead to, a Takeover Proposal.

Section 4.3 Stockholder Agreement Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer of Bexil shall be deemed to make any agreement or understanding in this Agreement in such Person's capacity as a director or officer. Each Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of such Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by a stockholder in its capacity as a director or officer of Bexil.

Section 4.4 Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of Law or otherwise, including without limitation the Stockholder's administrators, successors or receivers.

                                    ARTICLE V

                                  MISCELLANEOUS

Section 5.1 Termination. This Agreement shall automatically terminate, and none of Buyer or any Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect, upon the earliest to occur of (a) the mutual consent of all of the parties hereto, (b) the Closing and (c) the date of termination of the Purchase Agreement in accordance with its terms.

Section 5.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the termination of this Agreement. This Section 5.2 shall not limit any covenant or agreement of the parties contained herein which by its terms contemplates performance after the termination of this Agreement.

Section 5.3 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on receipt if transmitted by national overnight courier, in each case as follows:


                                      If to Buyer, addressed to it at:

                                      c/o Odyssey Investment Partners, LLC
                                      280 Park Avenue, 38th Floor West
                                      New York, New York 10017
                                      Attention: Douglas Rotatori
                                      Jeffrey McKibben
                                      Facsimile: (212) 351-7925
                                      E-Mail: drotatori@odysseyinvestment.com
                                      jmckibben@odysseyinvestment.com




                                      with a copy to:

                                      Latham & Watkins LLP
                                      885 Third Avenue
                                      New York, New York 10022
                                      Attn: Robert Kennedy
                                      Facsimile: (212) 751-4864
                                      E-Mail: robert.kennedy@lw.com




                                      If to the Stockholders, to:

                                      Bexil Corporation
                                      11 Hanover Square
                                      New York, New York 10005
                                      Attention: Thomas B. Winmill
                                      Facsimile: (212) 363-1101
                                      E-Mail: twinmill@bexil.com

                                      With copies to:

                                      Ropes & Gray LLP
                                      45 Rockefeller Plaza
                                      New York, New York 10111-0087
                                      Attention: Joshua A. Leuchtenburg, Esq.
                                      Facsimile: (212) 841-5725
                                      E-Mail: Joshua.Leuchtenburg@ropesgray.com

Section 5.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 5.6 Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 5.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.

Section 5.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 5.9 Mutual Drafting. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing this Agreement to be drafted.

Section 5.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
             ----------------------------------------------------------------

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement, whether in Contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Maryland, applicable to contracts executed in and to be performed entirely within the State.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state or federal courts of the State of Maryland in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 5.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT MAY INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (II) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (III) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.10(c).

Section 5.11 Amendment: Waiver. No provision of this Agreement may be waived unless in writing signed by all of the parties to this Agreement, and the waiver of any one provision of this Agreement shall not be deemed to be a waiver of any other provision. This Agreement may be amended, supplemented or otherwise modified only by a written agreement executed by all of the parties to this Agreement.

Section 5.12 Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to seek specific performance of the terms hereof in addition to any other remedies at Law or in equity.

Section 5.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, a duly authorized representative of each of the parties hereto have executed this Agreement as of the date first above written.


                                                 BASSETT S. WINMILL

                                                 /s/Bassett S. Winmill


                                                 SARAH J. WINMILL

                                                 /s/Sarah J. Winmill


                                                 INVESTOR SERVICE CENTER, INC.


                                                 By:/s/Thomas B. Winmill
                                                 Name: Thomas B. Winmill
                                                 Title: President


                                                 THOMAS B. WINMILL

                                                 /s/Thomas B. Winmill


                                                 MARY CHRISTINE W. WINMILL

                                                 /s/Mary Christine W. Winmill


                                                 CHARLES A. CARROLL

                                                 /s/Charles A. Carroll


                                                 EDWARD G. WEBB, JR.

                                                 /s/Edward G. Webb, Jr.



                        YORK INSURANCE HOLDINGS, INC., a Delaware corporation

                        By:/s/Douglas W. Rotatori
                        Name: Douglas W. Rotatori
                        Title: CEO and President

                                   SCHEDULE I

Name of Record Owner                                    Shares of Common Stock


Bassett S. Winmill                                              5,995.973
Sarah J. Winmill                                                1,698.920
Investor Service Center, Inc.                                 222,644.000
Thomas B. Winmill                                              18,870.770
Mary Christine W. Winmill                                      26,434.000
Charles A. Carroll                                              3,200.000
Edward G. Webb, Jr                                              1,500.000
Total                                                         280,343.663